Exhibit 99.1

Paul Abrahimzadeh:	Hello, everybody. This is Paul Abrahimzadeh, Co-Head of Equity Capital Markets in North America for Citigroup. I’m pleased to be here today to announce the merger of CCC with Dragoneer Growth Opportunities SPAC. I’ll give you brief details of the transaction, and then hand the presentation over to Dragoneer management.

DGNR has reached an agreement with CCC Information Services for a transaction at a total enterprise value of $7 billion. That merger is being funded by a combination of $692 million cash in trust; $175 million in a _____ [00:00:35] agreement from Dragoneer’s fund, and a committed pipe of $150 million coming from institutional investors. This merger is expected to close in the second quarter of 2021.

Now, let’s move on to the presenters. We’re very pleased to have with us today, Githesh Ramamurthy, Chairman and Chief Executive Officer. Githesh joined the company in 1992, became CEO in 1999, and was named Chairman of the board in the year 2000. Also, pleased to have with us, Marc Fredman, SVP and Chief Strategy Officer; as well as Brian Herb, EVP, CFO, and Chief Administrative Officer.

From the SPAC sponsor team, we are pleased to be joined by Marc Stad, Founder and CEO of Dragoneer Investment Group; as well as Christian Jensen, a partner at the fund.

Lastly, we’re joined by Eric Wei, Partner at Advent International, the private equity owner of CCC.

With that, I’ll hand the presentation over to Marc.

Marc Stad:	Hi. This is Marc Stad, Founder and Portfolio Manager of Dragoneer Investment Group. I’m really thrilled to be here with the team introducing CCC to the public market.

I’d like to give you all some background on Dragoneer and our investment strategy. When I launched the firm, I started with one simple belief that has underpinned our entire investment philosophy since: that there are only a handful of truly exceptional companies in the world and we would find a way to partner with them for the long term. What does “exceptional” mean to us? It really means three things: first, sustainable differentiation and deep, durable moats; second, excellent economic models with great unit economics that create significant cash flow over time; and third, but maybe most important, is backing extraordinary management teams who have demonstrated an ability to build enduring franchises; these are often people that are very mission-driven in the outcome of the businesses they run. And by partnering with these companies with these three core elements, we position ourselves for outsized upside potential while also limiting the risk of capital impairment.

For the past 15 or so years we have found these exceptional companies in both the public and the private markets, investing in marquee software businesses like Snowflake, Datadog, Twilio, AppFolio, Procore, Duck Creek, Slack, and many others. In our portfolio private companies, 27 have gone public; and now with our SPAC, we have the opportunity to leverage our experience at the intersection of the private and public markets, and partner with an extremely high-quality company and phenomenal management team.

Let’s go to the next slide. As part of our diligence for our SPAC, we looked at a number of companies and believe we found a truly outstanding company in CCC, and also in our long-term partners at Advent International. I remember when I first met Githesh, the CEO of CCC last year; what was so remarkable is the immediate alignment between the two of us and also between the cultures of Dragoneer and CCC; we both focus on excellence, a long-term orientation, and delivering value to the constituents that matter, not on marketing hype.

I’d like to take a minute to talk about what really drew us to CCC; I know there’s a lot on this slide, but I want to focus my comments on four key areas: first, we believe CCC is a clear leader in their market with a durable competitive advantage in their offerings, scale, and market reach. CCC delivers unique and significant value to its customers with deep, durable moats in over 20 consecutive years of growth powered by continuous investment in a superior product suite.

Second, CCC’s economic model is exceptional with sticky recurring revenues, expanding EBITDA margins, and predictable cash flows. Third, CCC operates in a large and growing addressable market where they have been one of the driving forces behind the digitization of the insurance economy. They have a powerful and proven R&D engine that continues to develop products and solutions that delight their customers.

It’s not often that a product in the insurance space has an NPS score of 80; and as we look forward to a world with new automotive safety technologies like Advanced Driver Assistance Systems or ADAS, and early autonomous technology, we see the opportunity for CCC increasing as complexity and costs of auto repair grow. We’ve spent a great deal of time around and have invested in companies in the autonomous, EV, and ride-sharing markets, and this only builds our confidence in CCC’s ability to serve this industry and widen its moat over time.

And lastly, the quality of the management just shines through at every level of the organization. This combination of factors is rare and these are the key reasons why we are so excited to partner with the CCC team.

The last thing I’ll say here is that the long-term partnership and relationship between Advent and Dragoneer is really what made this possible. We’ve been so appreciative of Eric and his firm’s time and commitment to working with us to bring one of the crown jewels in their portfolio to the public market.

And with that, I’ll turn it over to Eric Wei from Advent International. Thanks so much.

Eric Wei:	Thanks, Marc. At Advent, we’ve had a long history of taking companies public with over 100 public companies; we’ve particularly proud of the aftermarket performance of many of those companies. With CCC, we were actually headed down a traditional IPO path until we had an inbound from a number of SPACs. We really only engaged with Dragoneer and would have only done this with Dragoneer given their focus on high-quality software businesses and their deep understanding of how special CCC is. The transaction we’re doing here, in a lot of ways, is actually more like a traditional IPO than a SPAC transaction.

Advent and all of our shareholders, including management, are not selling a single share; we’ve done a very small pipe at $150 million, and so we really found this path forward to become public as a special way to bring CCC, Advent, and Dragoneer together.

With that, I’ll turn over to Githesh and the team to talk more about the business.

Githesh Ramamurthy:	Hi, I’m Githesh Ramamurthy, Chairman and CEO of CCC. I have my two colleagues with me from CCC as well whom I might introduce a little later.

We are thrilled to be partnering with Marc, Christian, and the Dragoneer team for the next phase of our journey. Eric Wei and the Advent team have been incredible partners these past four years and will continue to be our largest shareholders following the merger.

I’m excited to share the CCC story, it’s a story of long-term growth through various economic cycles; we have been able to leapfrog the company with every major shift in technology, whether it was the internet, mobile computing, or AI, we’ve had a maniacal focus on delivering incredible capabilities to our customers and delivering a great customer and digital experience for our customers’ customers.

By way of background, electrical engineer by background; halfway through graduate school in computer science, I partnered with three fellows from McKinsey, we ended up building the world’s leading sales force automation company in the late ‘80s, eventually selling it to Dun & Bradstreet. Our platform ran in multiple countries, we served many of the Fortune 100; and shortly after that stint, I joined and invested in CCC.

And what fascinated me about the CCC environment was really a very, very large and complex space that represented the P&C insurance economy. The P&C insurance economy, as we saw then, as we see today, is very large with trillions of dollars flowing through and many, many different participants. And what we are going to talk about today is really where we are today in terms of CCC.

So, if you look at what we do on Slide 9, we deliver two things to our customers: we deliver incredible operating efficiencies for our customers across the P&C insurance economy, that means insurers, repair facilities, parts providers, fleet operators, rideshare companies, OEMs, and a host of other players. We also help deliver revenue across the ecosystem for many of our customers and participants in this economy.

We manage more than $100 billion of transactions flow through our platform; we have digitized the workflows of more than 300 insurers and manage the entire claims lifecycle from telematics from the time of an accident to the frontend of the customer interactions, selecting repair facilities, connecting to parts providers and the like. We’re also the system of record for 25,000 repair facilities of all sizes, helping them manage everything from labor, parts ordering, scheduling repairs, dealing with their consumers. We connect over 4,000 part suppliers, we sell more than $15 billion. We also integrate and provide solutions to all major OEM customers to enable better customer experiences for their customers.

We’re incredibly proud of what we have built and we see a number of long-term opportunities.

So, in summary, on this slide, what I want to share with you is that CCC is the SaaS platform serving the multi-trillion-dollar insurance economy; our cloud, which is mission-critical, we delivered over 1400 software releases in the cloud just last year, but also connects and provides an incredible digital experience for the end consumers, for our customers.

Next up, on Slide 10, I won’t go through all the numbers in this page, but I did want to tell you this: the thing that we’re most proud of is that the incredible net promoter score we deliver for our customers; we delivered 80 net promoter score which, as you know, is some of the highest in the world in terms of enterprise software. And some key things to point out, we have delivered 20 years of consecutive growth, we have EBITDA margins of 34 percent; and what we operate, as I mentioned earlier, is a multi-tenant state-of-the-art client platform.

Let’s go to Slide 11. When you look at this picture, when we talk about the P&C insurance economy, $600 billion of premium is generated in this industry. Of the $600 billion dollars in premium, roughly a third are just spent on auto claims, and this is exactly the sweet spot for the CCC cloud.

When you go to Page 12, we wanted to highlight two major pillars of the CCC platform. So, on one hand, we have 300 insurers and 80 percent of all auto claims are repairable; roughly $50 billion are paid by insurance companies to collision repair facilities; and over the years, what we have seen is that the repair channel has become a very critical component of what it takes to deliver an efficient outcome for the policy order after the claim. And this concept is called direct repair. For the last 20 years, direct repair has gone from 5 percent of the industry to well over 45 percent.

So, what is direct repair? Direct repair is the ability for an insurance company to provide a network of partners, of collision repairers to their policyholders at the time of an accident to streamline the process of actually getting a vehicle repair. When you look at repair facilities, 80 percent of the volume processed by repair facilities in the country is roughly paid for by insurance; and of that, 40 percent, as I mentioned earlier, is sourced through direct repair networks

So, the combination of really building a very deep presence for insurance, our software runs from the point at which the claims intake happens all the way through triage, routing, claims assessment, network assignments, audit review process, analytics, and reporting—these are all the technologies that we provide on our SaaS at the CCC cloud.

And then for collision repairs, everything from lead generation, interacting with the consumers, spending status updates, managing the repair, the management capabilities of managing labor, managing expenses, analytics and reporting. 300 insurance companies on the platform, 25-plus thousand repair facilities.

Next up, we’re going to talk a little bit about our growth. What we have seen as the world continues to digitize at a faster pace--so, this is a chart of 20 years of growth at CCC; and over the last five years, we have seen a significant acceleration, and this acceleration is driven by a faster need for digitization. And what we saw in 2020 during a very challenging period for everybody, is that a shift to digitization really accelerated.

What our platforms were able to help do for many of our customers, is that many of our customers had to send tens of thousands of people to work from home; policyholders, after a claim, wanted social distancing and many of the technologies we put in place like the mobile capability, the ability to handle everything remotely; and for collision repairers, the ability to provide digital capabilities to interact with their customers; we saw that over 5000 collision repairs adopted a new set of applications called Engage, and we also saw a doubling or 100 percent increase in mobile transactions used by insurance companies. We also saw an increase in OEM procurement programs.

So, we believe that the secular trend for digitization after people saw the effects of what is possible, the ability to deliver greater efficiencies and the ability to deliver significantly-better consumer experience, we believe this trend will continue and it has accelerated.

We go to Page 14. We’re very proud of the team that we have built at CCC, this is our leadership team; we built an extraordinarily deep and collaborative culture where all of the different functions work together; we have another 250 leaders with deep experience in everything from technology, to service, to account management, and the relationships. We have built a very, very deep expertise and we are very proud of the 2500 employees at CCC who have an extraordinarily deep engagement and passion for delivering for our customers.

So, I’m proud of the team we have at CCC. And joining me today are two people who will be also presenting. Brian Herb joined us about a year ago, and Brian runs a number of functions at CCC, and Brian joined us from Experian, deep expertise in operations, finance in a number of other areas, and also worked across geographies as well as conducted extensive M&A.

Marc Fredman, who you see on this page, will be following me shortly to talk a little bit about our strategy going forward. And Marc joined us from the Boston Consulting Group where he did technology strategy for many years for many of the largest technology companies in the world. And Marc will be giving a little background about the company.

So, now, going to Page 15 if you look at the highlights of CCC, we see the total market opportunity is sizable, it’s a $35 billion market opportunity in a multi-trillion-dollar P&C insurance economy. We have the number one SaaS platform, which is a multi-demo cloud, we delivered over 99.97 percent uptime; our customers are some of the best in the industry.

We are most proud of the customer relationships we built, we also know our customers have tremendous choices; we’re humbled by the fact that our customers have such a level of trust in the length of relationships which extends, in many instances, well over 20 years. We’re mission-critical, highly recurring revenue, 20 years of growth, and a very strong and experienced team.

With that, I’m going to turn it over to Marc.

Marc Fredman:	Thanks, Githesh. When we talk about the insurance economy, one of the things that’s really important to understand is that for an insurance company, a claim is not just a payment, it’s a domino; domino that kicks off hundreds of microtransactions across dozens of companies. And so, what we do with our platform is we enable all those different companies—more than 30,000 of them--to connect with each other and resolve all those events in the best possible way.

What you’re looking at here is the auto insurance economy; the dark blue boxes are current CCC customers where we generate direct revenue from today. The light-blue boxes are companies and businesses where we facilitate transactions but we’re not generating direct revenue across today.

One of the things that’s really notable about this industry is how interconnected it is; any given event could potentially require every one of these boxes to be involved in that claim, and sometimes, with multiple companies in each box. And so, what that means is that we are able to create value multiple times for all these different participants as events work their way through this economy.

For example, we have solutions that help insurance companies to receive a claim in, to help them to triage that claim, and among other things, send it down to repair facilities in their network who are going to work to repair that vehicle. We then have solutions that help repair facilities to receive those assignments from insurance companies and then to manage their internal operations as well as their back office functions to resolve that event. And then also have solutions that allow part suppliers to sell their inventory electronically through our platform to those repair facilities in our network.

And so, what we’ve done for many years--and will continue to do as we go forward from a growth perspective--is add more customers in each of these segments that we’re in to create new solutions for those segments, to create enough value for companies where we’re facilitating transactions that we can convert them to paying customers, and then also create new sources of value to connect these different segments on our platform.

If go to the next page, we don’t just connect all these different companies, we also power their most important decisions that are made throughout this insurance economy. For example, helping to identify which of the many participants in the insurance economy that could be involved in resolving a given event; which of those should be; which repair facilities; which part suppliers, and the like? This event didn’t just happen anywhere, it happened in a very specific geography, so what are local park prices, local labor rates, local regulatory considerations?

And then finally, for that specific event, what is required to return it to its pre-accident conditions? Which parts were damaged, how much labor is required to repair that vehicle, were there injuries that may or may not have been caused by that accident? So, all those decisions are powered by our platform, both with proprietary databases that we’ve created over many years as well as workflow tools that help our customers make these decisions and cascade them across all their different trading partners.

In the next slide, we highlight some of the solutions that we offer to these different customer segments. For insurance companies, we provide SaaS solutions that digitize different workloads and decisions to drive the best possible outcomes for their customers. For the repair facility, we are essentially the shop operating system, helping them to bring work in the door through lead generation as well as manage their internal operations for repairs as well as back office functions.

Our platform also provides the ability for thousands of other companies to connect to our network and do business to drive value across every layer of the network by increasing performance and improving efficiency. The vast majority of our business is recurring with long-term contracts in each area, typically three to five years in length, although many of our customer relationships go back many more years than that.

On the next slide, we highlight some of the many different solutions that we provide to our customers, notably all of our solutions provide a very clear and demonstrable ROI to customers, whether that is helping them to grow by facilitating lead generation or by driving improved efficiency and performance.

From a product perspective, we don’t just provide workflow solutions for our customers to manage their internal operations, we also provide tools that allow them to connect with their end consumers, whether that is using mobile apps to file a claim or, for example, to book a repair appointment the way you might book a restaurant open table.

On this slide, we highlight some aspects of our CCC cloud. And as you can see here, it’s built for enterprise-scale, we have many of the largest companies in the world on our platform—Fortune 50 insurers, OEMs, and the like. We pushed more than 1400 releases last year across hundreds of thousands of active users and we spend over $100 million a year on research and development to make sure that we continue to stay state-of-the-art not just in our infrastructure in our cloud, but also in the products that we offer to our customers.

On the next slide, we highlight one of the key areas of investment for us over the past several years, which is artificial intelligence. We have been in production for many years with machine learning and deep learning algorithms for our customers to be able to resolve actual real-world business problems. Some of the things that you see here, some examples are damage detection technology that allows our end consumers as well as our customers to rapidly and quickly identify damage, and we have many other solutions that we use to drive productivity and performance across our customer base.

One of the things that we leverage in this is over $1 trillion of historical data, billions of images, as well as the fact that because our customers are using our cloud, we can deploy solutions rapidly with minimal work involved by them.

On the next page, we highlight the very large global opportunity that we are going after, more than $35 billion. When we talk about the P&C insurance economy, we start with $1.6 trillion of global P&C premiums; and of that, an estimated $1.1 trillion spent on claims.

So, when we talk about digitizing that $1 trillion, we’re really talking about three things: the first is digitizing claims handling, that’s all the internal administrative expenses by insurers which is referred to as loss adjustment expense. The second is eliminating waste, in this industry referred to as leakage; and the third is to digitize the ecosystem, all those downstream flows that connect throughout the insurance economy so that we can have the best possible experience for customers and the best outcome for everyone involved.

Here’s another look, on Page 24, of that $35 billion market opportunity. As you can see, in 2020, CCC around $600 million of revenue, there is a substantial opportunity ahead, many opportunities for growth, and decades of innovation ahead of us. CCC has an early leadership position in China, with several of the largest insurance companies in China on our network; we’re also in the process of building out a repair network to continue to build up the insurance economy overall in China similar to what we’ve done in the US. This is a long-term opportunity and one that we’re very bullish on going forward.

One of the things I wanted to highlight on this next slide is the number of megatrends that are driving rapidly increasing complexity across the insurance economy, and that ranges from everything from the structural vehicle to internal systems, connectivity, as well as changes in consumer habits, attitudes, and engagement.

One of those long-term changes is the evolution of ADAS. Now, with more than a billion vehicles on the road, it will take many years for the installed base of vehicles on the road to be transitioned to self-driving. But over that time, there’s going to be a massive increase in complexity and that is going to create a lot of new product opportunities potentially for us to help our customers deal with and manage that complexity. For example, things around liability, managing the repair process for vehicles that have these different types of sensors; and with our data network and platform, we see this again as an opportunity for us to help our customers to deal with these trends as we have for many years.

On the next slide, I wanted to highlight the strength that we have with our customer base. As Githesh mentioned, we have a very high net promoter score and we are absolutely focused on delivering every day for our customers in terms of performance and service. We’re fortunate to have many large customers on our platform, and for many of those who have been with us for many years, 70 percent of our revenue comes from accounts we’ve had for more than ten years. In fact, if you look just at insurance companies that we’ve had for more than ten years, one of the things we’ve been able to do is grow aggregate revenue from that group 80 percent between 2010 and 2019. And again, this speaks to the value that we’ve been able to provide for many years to those customers.

We’ve also been very focused on helping our repair facility customers to drive increased performance in their operations as well. As you can see, for many years, we have increased the number of products that we have provided to our repair facility customers, but still have much more than we can do in terms of helping their operations. One example, recently that we’ve seen in terms of adoption within our customer base and repair facilities side, is a CRM solution that helps our shop customers engage digitally with their customers; and we’ve seen just in the past 12 months, more than 25 percent of all CCC repair facilities adopt that solution as they also march toward digitization.

On this next slide, I wanted to highlight the significant benefits that all of our customers have when they’re on the same network. Insurance companies benefit from being able to work with repair facilities; repair facilities benefit from being able to work with part suppliers, and all of those groups benefit when all three are on the network.

As you can see on the next page, one of the things that we’ve been able to do is increase the electronic commerce of parts quoting and ordering on our platform, and this includes not just dealers but also aftermarket and recycled parts suppliers. By providing a highly competitive marketplace, we enable the buyers and sellers of parts to be able to interact digitally on our platform, creating growth and efficiency opportunities for everyone involved.

Going forward, we have a very strong business with many opportunities for growth; because of the strength of our platform we can continue to add new customers; we’ve demonstrated over many years the ability to provide additional value to our customers through existing solutions as well as new product innovation; and because we have a modern extensible platform, we have many opportunities to expand into new customer segments, new lines, and new geographies, as well as to systematically incorporate acquired companies.

With that, I’m going to turn over to Brian to talk about our financials.

Brian Herb:	Great. Thanks, Marc. Let’s start on the financial highlights. The business has a track record of delivering durable revenue growth over the long term and doing that at scale; that’s being driven from continuously bringing new product capabilities into market, also driven by the strength of the network effect. Revenue model is highly-predictive and highly-resilient; 96 percent of total revenues is recurring software revenue with long-term contracts; businesses manage very little churn on the client base and extremely high gross dollar retention in the upper 90s. The business has a strong operating leverage, adjusted gross profit margin in the mid-70s, EBITDA margins in the mid-30s, and both of those have room to improve over time. And it has an effective business model; moderate levels of CapEx are required and there’s significant room to invest across the business.

Now, moving into the revenue model on Page 35. As we said, 96 percent of revenue is recurring software; of that, 80 percent is either subscription-based or bundled flat fees. That leaves about 20 percent to be transactional or volume-based. Transactional revenue is still recurring revenue, as it’s part of long-term exclusive contracts.

Moving to the historical financial trends, looking at a five-year view up through 2019, revenue growth over this period is 10 percent and that’s an organic revenue number with stronger performance in the more recent years, and that’s being driven off the back of new product launches coming into market; our clients focused on digital solution, and the expanding network effects that we’ve referenced.

EBITDA growth over this period is 13 percent, and EBITDA margins progressed from 27 to 30 percent.

As we turn the page looking at 2020 performance, our financial performance in ‘20 really highlights the resiliency of the business model. We grew revenue 5 percent through COVID, and we did not experience any material client churn across the base. That said, revenue was lower than historical trends and that was driven from lower transactional volumes and some level of new business being delayed or deferred out of the year. We did see progress across the year and momentum pick up in the second half on the back of digital solutions and take-up rates across our clients.

On the EBITDA side, we saw strong growth of 19 percent; performance was driven from revenue flowing through to EBITDA coupled with cost-containment activities, and also lower discretionary spend. While at the same time, we continue to invest heavily in R&D and new product innovation; much of that investment was focused on solutions to support our clients’ digital journey with COVID accelerating demand across the industry. Margin expanded from 30 to 34 percent within the year.

So, now let’s move forward and look at ‘21’s forecast. We’ll start on the revenue forecast. So, for the year of ‘21, we’re forecasting revenue at 675, that’s a growth of 13 percent over 2020; we have very good visibility and confidence in that position with about two--thirds of the revenue being committed at this stage. On the slide, we walk through the key drivers of growth in the five blocks.

I would just highlight the fifth block which shows one-third uncommitted revenue at this stage. We have 20 to 30 million of in-year revenue, which will be signed, implemented, and recognized. This 20-to-30 net position is well within our range of in-year revenue production based on the past several years of performance.

As we now focus on EBITDA growth for ‘21, we’re forecasting 242 which is a 19 percent growth over the prior year. Again, we walk through the blocks that give us the year-over-year growth on EBITDA; you can see the last block is revenue flowing through to EBITDA on the back of strong operating leverage. For the year of ‘21, we’re forecasting margins to move from 34 to 36 percent.

As we transition and talk about long-term modeling guidance, for the next couple of years both ‘21 and ‘22, we do expect to grow above the long-term range on revenue. So, when we think about the long-term revenue targets at 7 to 10 percent, we’re thinking about that in ‘23 and beyond, and this is a baseline we feel confident we can deliver against over the long term and at scale.

We’ve modeled that 80 percent of the growth is coming from existing clients and within that, 50 percent is coming from new products; that’s both products that are already in market and have been launched over the past several years, it also includes products that are just coming into market in ‘21. However, it does not include any material contributions from new products that will be launched after ‘21.

On the margin guidance, we’re targeting adjusted gross profit margin progressing from 75 towards 80; on the EBITDA side, we’re forecasting margins to progress from the mid-30s to the mid-40s. Focusing on cash flow modeling considerations, we’re forecasting CapEx to be 4 to 7 percent of revenue, the effective tax rate to be in the mid-20s, and working capital, as a percent of revenue, to be low single-digit consumption.

And with that, I’ll hand over to Christian at Dragoneer to talk about the transaction and valuation.

Christian Jensen:	Thanks, Brian. Hi, everyone. I’m Christian Jensen, Partner at Dragoneer where I lead our private investment team. I’ll quickly walk through the transaction.

The $7 billion enterprise value represents 29x 2021 EBITDA with modest post-transaction net leverage, leaving flexibility to use the balance sheet in the future if appropriate. Cash sources of capital for the transaction to come from the SPAC trust account, Dragoneer’s own funds, and pipe proceeds. All cash will go to the balance sheet. 100 percent of existing shareholders, including Advent, who will retain a majority stake, and management who own over 10 percent, are rolling a 100 percent of their shares. No existing shareholder is selling a single share.

We think the most relevant comps here are other market-leading, mission-critical, profitable, vertical software companies with long-term durable customer relationships. The most relevant may be other software vendors that sell into the P&C insurance carrier vertical like Duck Creek and Guidewire; and also relevant are other leading software vendors across a variety of verticals. We think CCC compares favorably against this group of wonderful companies.

As a market leader, we serve 18 of the top 20 insurers in the space and are the industry standard across the collision repair shop side of the ecosystem, not to mention our relationships with OEMs, parts suppliers, and others. So, we consider our market leadership to be as strong as anyone’s on this page.

CCC is absolutely mission-critical for the minute-to-minute operation of this industry; our customers depend on us and their trust in us has contributed to long-term stable relationships. The CCC team honors this trust and invests heavily in innovation and service, contributing to a healthy and productive relationship with their customers as demonstrated by very high NPS scores.

Network effects are rare for software companies. The strength of CCC’s network effect is, perhaps, unmatched in the world of software. Our collision shop customers are better served by CCC because of our broad footprint in the insurance carrier space, and our insurance carrier customers are better served because of our broad footprint across the collision repair shop space. OEMs, parts suppliers, and others further contribute to this virtuous cycle in the collision economy with CCC delivering value across and between these many players.

Related to this network effect, because of our footprint, we are uniquely positioned to predict the cost to repair any collision of any make or model vehicle in any location in America. Many companies claim an AI-driven data asset; CCC actually delivers it and is the only vendor in the space we believe could make this claim.

We’re 100 percent true SaaS with continued reinvestment in innovation and new product development. This deployment model unlocks an attractive landscape of product extensions within our customer footprint and into adjacent areas. Our high degree of recurring revenue makes this a predictable annuity-like business and our attractive rule of X demonstrates the efficiency of the financial model.

We believe CCC compares favorably versus this landscape of comps who are good companies in their own right from a qualitative business perspective, which demonstrates itself in the business metrics. We’re growing faster than most— almost all of them--and at our revenue scale, we believe that we’ve got years and years of runway ahead of us as we grow further into this addressable market.

CCC’s profitable business model demonstrates proven high-quality fundamentals, there’s plenty of room to expand bottom-line margins while still reinvesting in the future growth of the business.

Despite comparing favorably to this group of comps on the fundamentals, we’ve reached an agreement for the transaction to occur at what we believe is a fair and attractive price. 29x EBITDA is materially lower than most of these costs and our belief is that this company should trade at a premium to this group. When that EBITDA multiple was adjusted by the revenue growth rate of the comp set, the valuation looks even more attractive. On a revenue basis and a growth-adjusted revenue basis, the attractiveness of the valuation is similarly clear, especially in the context of CCC’s opportunity to grow top line and expand operating margins over time.

In summary, we believe CCC is the only company that can deliver the value they do to the ecosystem they serve with moats around the business that are among the most durable we’ve ever seen. This end market is a massive and growing subsector of the economy; we believe CCC has decades of growth and earnings power ahead of it, underpinned by their growing end market and their demonstrated interest and ability to do more and more for the customers they serve.

Importantly, CCC is driven by an outstanding high-integrity team; they are obsessive about putting their customer first, innovating on their behalf, and providing more and more value as time goes on. It should be no surprise in hindsight that they’ve become the industry standard in multiple sub-sectors within the auto insurance economy and continue to deliver outlier high NPS scores.

They also care deeply about delivering equity returns to their shareholder partners and have a long track record of having actually done so. We trust them completely to be thoughtful stewards of capital.

Advent have shown themselves to be, in every way, the kind of team we want to be in business with. This experience together has led us to think even more positively about any business we might someday look at in the future that Advent has been a part of; we just know they’re doing it the right way building it for the long haul. We believe CCC has been and will continue to be better off for Advent’s involvement.

We believe this entry point is a wonderful place from which to start a compounding journey together; we’re proud to lead this investment, proud to partner with the CCC team, and proud to partner with Advent.

Thank you.